# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Powell Max Ltd, CIK 0002012096
CUSIP: G7200G126
Title of class of securities: Class A Ordinary Shares, par value $0.008 per share
Address of issuer's principal executive offices: 6501 Park of Commerce Blvd, Suite 200, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 11/02/2026
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 609,597; sole dispositive power 0; shared dispositive power 609,597; aggregate amount beneficially owned 609,597 (21.6% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 266,246; sole dispositive power 0; shared dispositive power 266,246; aggregate amount beneficially owned 266,246 (9.4% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 266,246; sole dispositive power 0; shared dispositive power 266,246; aggregate amount beneficially owned 266,246 (9.4% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 266,246; sole dispositive power 0; shared dispositive power 266,246; aggregate amount beneficially owned 266,246 (9.4% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 343,351; sole dispositive power 0; shared dispositive power 343,351; aggregate amount beneficially owned 343,351 (12.2% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 609,597; sole dispositive power 0; shared dispositive power 609,597; aggregate amount beneficially owned 609,597 (21.6% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,000; shared voting power 609,597; sole dispositive power 1,000; shared dispositive power 609,597; aggregate amount beneficially owned 610,597 (21.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.008 per share
Name of issuer: Powell Max Ltd
Address of issuer's principal executive offices: 6501 Park of Commerce Blvd, Suite 200, Boca Raton, Florida (FL), 33487

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Hyperscale Data, Inc., a Delaware corporation ("Hyperscale"), as the holder of a majority of the equity interests of Ault Capital Group, Inc., a Nevada corporation ("Ault Capital");

(ii) Alpha Structured Finance LP, a Delaware limited partnership ("Alpha Fund"), with respect to the Class A Ordinary Shares, par value $0.008 per share, of the Issuer (the "Shares") beneficially owned by it;

(iii) Alpha Structured Finance GP LLC, a Delaware limited liability company ("Alpha GP"), as the general partner of Alpha Fund;

(iv) ACG Alpha Management LLC, a Delaware limited liability company ("Alpha Management"), as the investment manager of Alpha Fund and the holder of all of the equity interests of Alpha GP;

(v) Ault Lending, LLC, a California limited liability company ("Ault Lending"), with respect to the Shares beneficially owned by it;

(vi) Ault Capital, as the holder of all of the equity interests of Alpha Management and Ault Lending; and

(vii) Milton C. Ault, III, as CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital and Executive Chairman of Hyperscale.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth in Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Hyperscale, Alpha Fund, Alpha GP, Alpha Management, Ault Lending, and Ault Capital. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of Hyperscale is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Alpha Fund is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha GP is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha Management is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Ault Capital is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Ault is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141.
Present principal occupation or employment: The principal business of Hyperscale is operating as an artificial intelligence data center company at which it offers colocation and hosting services for the emerging AI ecosystems and other industries as well as a wholly owned subsidiary that is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. The principal business of Alpha Fund is investing in securities. The principal business of Alpha GP is serving as the general partner of Alpha Fund. The principal business of Alpha Management is serving as the investment manager of Alpha Fund. The principal business of Ault Lending is providing commercial loans and investing in securities. The principal business of Ault Capital is being a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale.
Criminal convictions in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hyperscale is organized under the laws of the State of Delaware. Alpha Fund is organized under the laws of the State of Delaware. Alpha GP is organized under the laws of the State of Delaware. Alpha Management is organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Ault Capital is organized under the laws of the State of Nevada. Mr. Ault is a citizen of the United States of America. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 266,246 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $160,186, including brokerage commissions.

The aggregate purchase price of the 343,351 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $317,460, including brokerage commissions.

The purchase price of 1,901,339 Class C Ordinary Shares, par var $0.008 per share, of the Issuer (each, a "Class C Ordinary Share") beneficially owned by Ault Lending that were purchased directly by Ault Lending from the Issuer pursuant to the Securities Purchase Agreement dated January 29, 2026 (the "Purchase Agreement") entered into by the Issuer with Ault Lending and certain other investors (the "Investors") is $1,906,730. The number of Class C Ordinary Shares is adjusted for and reflects the Class C Ordinary Shares issued on September 24, 2026 by the Issuer to Ault Lending as a result of the most favored nations provision pursuant to the Purchase Agreement that was triggered by the Issuer issuing securities at a lower price in a subsequent financing.

The aggregate purchase price of the 11,669,172 Class C Ordinary Shares beneficially owned by Ault Lending that were purchased by Ault Lending pursuant to the Securities Purchase and Assignment Agreement dated August 7, 2026 (the "SPAA") with three of the Investors (the "Sellers") is $11,702,262. The number of Class C Ordinary Shares is adjusted for and reflects the Class C Ordinary Shares issued on September 24, 2026 by the Issuer to Ault Lending as a result of the most favored nations provision pursuant to the Purchase Agreement that was triggered by the Issuer issuing securities at a lower price in a subsequent financing.

The aggregate purchase price of the 1,000 Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $(460), including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is incorporated by reference herein. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged and intend to continue to engage in discussions with the Issuer's board of directors and management team regarding opportunities for the Issuer to enhance stockholder value.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,820,367 Shares issued and outstanding as of October 21, 2026, as previously disclosed by the Issuer to the Reporting Persons. All share totals in this Schedule 13D are adjusted for the 1-for-10 reverse stock split effected by the Issuer on April 17, 2026.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 609,597 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending. Excludes 37,199,803 additional Shares that may be issuable to Ault Lending upon conversion of 13,570,511 shares of Class C Ordinary Shares owned directly by Ault Lending due to a 4.99% beneficial ownership blocker provision. Each Class C Ordinary Share is convertible into shares of Class A Ordinary Shares at a conversion price equal to the greater of (i) $0.234 (the floor price) and (ii) 80% of the lowest closing price of the Class A Ordinary Shares during the seven trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Ordinary Shares issuable upon conversion of the Class C Ordinary Shares are based upon a conversion price of $0.3648 as of November 10, 2026.

Percentage: 21.6%

As of the date hereof, Alpha Fund beneficially owned 266,246 Shares.

Percentage: 9.4%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 266,246 Shares beneficially owned by Alpha Fund.

Percentage: 9.4%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 266,246 Shares beneficially owned by Alpha Fund.

Percentage: 9.4%

As of the date hereof, Ault Lending beneficially owned an aggregate of 343,351 Shares. Excludes 37,199,803 additional Shares that may be issuable upon conversion of 13,570,511 shares of Class C Ordinary Shares owned directly by Ault Lending due to a 4.99% beneficial ownership blocker provision. Each Class C Ordinary Share is convertible into shares of Class A Ordinary Shares at a conversion price equal to the greater of (i) $0.234 (the floor price) and (ii) 80% of the lowest closing price of the Class A Ordinary Shares during the seven trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Ordinary Shares issuable upon conversion of the Class C Ordinary Shares are based upon a conversion price of $0.3648 as of November 10, 2026.

Percentage: 12.2%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 609,597 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending. Excludes 37,199,803 additional Shares that may be issuable to Ault Lending upon conversion of 13,570,511 shares of Class C Ordinary Shares owned directly by Ault Lending due to a 4.99% beneficial ownership blocker provision. Each Class C Ordinary Share is convertible into shares of Class A Ordinary Shares at a conversion price equal to the greater of (i) $0.234 (the floor price) and (ii) 80% of the lowest closing price of the Class A Ordinary Shares during the seven trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Ordinary Shares issuable upon conversion of the Class C Ordinary Shares are based upon a conversion price of $0.3648 as of November 10, 2026.

Percentage: 21.6%

As of the date hereof, Mr. Ault beneficially owned 610,597 Shares, including 1,000 Shares beneficially owned directly and the 609,597 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending that, as the CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own. Excludes 37,199,803 additional Shares that may be issuable to Ault Lending upon conversion of 13,570,511 shares of Class C Ordinary Shares owned directly by Ault Lending due to a 4.99% beneficial ownership blocker provision. Each Class C Ordinary Share is convertible into shares of Class A Ordinary Shares at a conversion price equal to the greater of (i) $0.234 (the floor price) and (ii) 80% of the lowest closing price of the Class A Ordinary Shares during the seven trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Ordinary Shares issuable upon conversion of the Class C Ordinary Shares are based upon a conversion price of $0.3648 as of November 10, 2026.

Percentage: 21.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 609,597
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 609,597

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 266,246
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 266,246

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 266,246
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 266,246

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 266,246
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 266,246

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 343,351
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 343,351

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 609,597
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 609,597

Mr. Ault:
1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 609,597
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 609,597
Transactions in the class effected during the past sixty days: None of the Reporting Persons have engaged in any transactions in the Shares during the past 60 days except as set forth in Exhibit 2 hereto.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 29, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with Ault Lending and certain other investors (the "Investors") pursuant to which the Issuer agreed to issue and sell to the Investors units (each, a "Unit") comprised of (i) one-tenth of a Class C ordinary share, $0.008 par value per share, of the Issuer (a "Class C Ordinary Share") and (ii) a warrant to purchase Shares (a "Warrant"), for a purchase price of $2.89 per Unit.

On January 30, 2026 (the "Closing Date"), subject to the terms and conditions of the Purchase Agreement, the Issuer issued to Ault Lending Units representing (i) an aggregate of 120,482 Class C Ordinary Shares and (ii) Warrants to purchase an aggregate of 342,361 Shares, all of which Warrants were subsequently exercised on a net exercise basis by Ault Lending to purchase 342,361 such Shares.

In connection with the Purchase Agreement, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Ault Lending and the other Investors pursuant to which the Issuer has agreed that, no later than twenty days after the Closing Date, the Issuer will file with the SEC a registration statement registering the resale of (a) the Shares issuable upon conversion of the Class C Ordinary Shares and (b) the Shares underlying the Warrants. The Issuer agreed to use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof and maintain the effectiveness of such registration statement.

The foregoing is not a complete description of the Purchase Agreement, the Warrants and the Registration Rights Agreement, and are subject to, and each is qualified by reference to the full text and terms of the Warrants, the Purchase Agreement and the Registration Rights Agreement, the forms of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

On August 7, 2026, Ault Lending entered into a Securities Purchase and Assignment Agreement (the "SPAA") with three holders of Class C Ordinary Shares (the "Sellers") pursuant to which the Sellers agreed to sell to Ault Lending an aggregate of 470,172 Class C Ordinary Shares from certain investors for an aggregate purchase price of $11,707,262.

The foregoing is not a complete description of the SPAA, and is subject to, and is qualified by reference to the full text and terms of the SPAA, the form of which is attached hereto as Exhibit 99.4, and incorporated herein by reference.

On August 11, 2026, the Issuer, Ault Lending and the Sellers entered into Amendment No. 1 to the Purchase Agreement (the "Amendment"), pursuant to which Section 4.20 of the Purchase Agreement (Board and Management Rights) was deleted in its entirety and of no further force or effect.

The foregoing is not a complete description of the Amendment, and is subject to, and is qualified by reference to the full text and terms of the Amendment, the form of which is attached hereto as Exhibit 99.5, and incorporated herein by reference.

Effective September 24, 2026, Ault Lending exchanged the 578,654 Class C Ordinary Shares it then owned for 14,408,485 new Class C Ordinary Shares in accordance with Section 4.19 of the Purchase Agreement, whereby Ault Lending had the right to receive additional shares as a result of the most favored nations provision that was triggered by the Issuer issuing securities at a lower price in a subsequent financing.

On November 10, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors

Exhibit 2 - Transactions in Securities of the Issuer During the Past 60 Days

Exhibit 99.1 - Form of the Warrants, incorporated by reference to Exhibit 99.4 of Form 6-K filed by the Issuer on February 10, 2026

Exhibit 99.2 - Form of Securities Purchase Agreement, incorporated by reference to Exhibit 99.1 of Form 6-K filed by the Issuer on February 10, 2026

Exhibit 99.3 - Form of Registration Rights Agreement, incorporated by reference to Exhibit 99.3 of Form 6-K filed by the Issuer on February 10, 2026

Exhibit 99.4 - Form of Securities Purchase and Assignment Agreement, dated August 7, 2026

Exhibit 99.5 - Form of Amendment No.1 to Securities Purchase Agreement, dated August 11, 2026

Exhibit 99.6 - Joint Filing Agreement, dated November 10, 2026

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (11/10/2026)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (11/10/2026)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (11/10/2026)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (11/10/2026)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (11/10/2026)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (11/10/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (11/10/2026)